SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                  DryShips Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    Y2109Q101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 George Economou
                               80 Kifissias Avenue
                                Amaroussion 15125
                                 Athens, Greece
                               011 30-210-8090570
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 2008
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. Y2109Q101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     George Economou

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X] (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     13,163,089*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     13,163,089*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     13,163,089*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [-]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     25.6%

12.  TYPE OF REPORTING PERSON

     IN

--------------
* Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 1,000,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 963,667 of these shares through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elios Investments Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X] (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,944,910

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,944,910

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     10,944,910

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [-]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     21.3%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Fabiana Services S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X] (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [-]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.9%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sphinx Investment Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X] (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     963,667

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     963,667

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     963,667

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [-]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.9%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Goodwill Shipping Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X] (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     254,512

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     254,512

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     254,512

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [-]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.50%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101

The purpose of this Amendment No. 2 to Schedule 13D is to report the entry into a lock up agreement by Mr. George Economou with Cantor Fitzgerald & Co., dated November 6, 2008, in connection with the offer and sale of up to 25 million common shares, par value $0.01 per share, of DryShips Inc. (the "Issuer") from time to time through Cantor Fitzgerald & Co. as agent for the sale of the common shares.
-----------------------------------------------------------------------------

Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 18, 2008.

-----------------------------------------------------------------------------

Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 18, 2008.

----------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 18, 2008.

-----------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 18, 2008.

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Item 5.  Interest in Securities of the Issuer.


     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 18, 2008.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The share pledges by each of Elios Investments Inc. and Sphinx Investment Corp. relating to the Issuer's common stock referred to in the Schedule 13D/A filed on April 18, 2008 have been released.

On November 6, 2008, Mr. George Economou entered into a lock up agreement with Cantor Fitzgerald & Co. in connection with the offer and sale of up to 25 million common shares, par value $0.01 per share, of the Issuer from time to time through Cantor Fitzgerald & Co. as agent for the sale of the common shares (the "Offering"). The lock up agreement expires on the earlier of (i) 180 days after the date of the agreement and (ii) 90 days after the completion or termination of the Offering.

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Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares.

-----------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                November 18, 2008
                                        ----------------------------------------
                                                       (Date)


                                        ELIOS INVESTMENTS INC.*

                                        BY: /s/ Dr. Renato Cefai
                                        -----------------------------------
                                          Name: Dr. Renato Cefai
                                          Title: Sole Director

                                        /s/ George Economou
                                        -----------------------------------
                                          George Economou*


                                        FABIANA SERVICES S.A.*

                                        BY: /s/ Andri Papadopoulou
                                        -----------------------------------
                                          Name: Andri Papadopoulou
                                          Title:  Sole Director

                                        GOODWILL SHIPPING COMPANY LIMITED*

                                        BY: MARE SERVICES LTD.


                                        BY: /s/ Joseph Cefai
                                        -----------------------------------
                                          Name: Joseph Cefai
                                          Title: Director


                                        SPHINX INVESTMENT CORP.*

                                        BY: MARE SERVICES LTD.


                                        BY: /s/ Joseph Cefai
                                        -----------------------------------
                                          Name: Joseph Cefai
                                          Title: Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated November 18, 2008 relating to the common stock of DryShips Inc. shall be filed on behalf of the undersigned.


ELIOS INVESTMENTS INC.

BY: /s/ Dr. Renato Cefai
---------------------------
Name: Dr. Renato Cefai
Title: Sole Director

/s/ George Economou
---------------------------
George Economou

FABIANA SERVICES S.A.*


BY: /s/ Andri Papadopoulou
---------------------------
Name: Andri Papadopoulou
Title: Sole Director

GOODWILL SHIPPING COMPANY LIMITED*

BY: MARE SERVICES LTD.


BY: /s/ Joseph Cefai
     ---------------------------
Name: Joseph Cefai
Title: Director

SPHINX INVESTMENT CORP.*

BY: MARE SERVICES LTD.

BY: /s/ Joseph Cefai
     ---------------------------
Name: Joseph Cefai
Title: Director




November 18, 2008

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------

                                   Number of Shares
     Date of Transaction           Purchase/(SOLD)          Price of Shares

            N/A










SK 23113 0002 874283 v9